

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 2, 2018

Yi Hsiao Mao
Chief Executive Officer
China United Insurance Service, Inc.
7F, No. 311 Section 3
Nan-King East Road
Taipei City, Taiwan

Re: **China United Insurance Service, Inc.**
     Form 10-K for the Year Ended December 31, 2016
     Filed March 15, 2017
     File No. 000-54884

Dear Mr. Mao:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence by the staff.

Division of Corporation Finance
Office of Healthcare & Insurance